UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                         Amendment 1
                        FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


             WINFIELD FINANCIAL GROUP, INC.
         ---------------------------------------
      (Name of Small Business Issuers in its charter)

          NEVADA                        88-0171634
     ----------------                 ---------------
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization


     2770 S. Maryland Parkway,            89109
     Suite 402, Las Vegas, NV
    ---------------------------         ---------
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: 702-731-0030

Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001

5,000,000 shares of Preferred Stock, par value $0.001




PAGE-1-




                      TABLE OF CONTENTS


PART I - ITEM 1. DESCRIPTION OF BUSINESS                        3

PART I - ITEM 2. PLAN OF OPERATIONS                            10

PART I - ITEM 3. DESCRIPTION OF PROPERTY                       14

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                          14

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                            15

PART I - ITEM 6. EXECUTIVE COMPENSATION                        17

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                   18

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                    18

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                            19

PART II - ITEM 2. LEGAL PROCEEDINGS                            21

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE             21

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES     21

PART F/S. FINANCIAL STATEMENTS                                 24

PART III - ITEM 1.  EXHIBITS                                   25












PAGE-2-




PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Winfield Financial Group, Inc. was founded under the laws of the state of Nevada on May 2, 2000.


We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to September 30, 2002, we generated no revenues of and had a
loss of $106,730.   Nevertheless, our management has
significant experience in the business brokerage business in which we intend to engage.

Since our inception we have devoted our activities to the following:

Obtaining required licenses

  During 2002 we have researched the required licenses in Nevada and California, where we anticipate commencing operations, and have also researched requirements with Utah and Arizona where we next anticipate commencing operations. All of these states have no separate business brokers' licenses; instead they require business brokers to be licensed real estate brokers.

  We have scheduled an associate to obtain California Real
  Estate license, required for business brokers in California, in February 2003 and a Nevada Real Estate license, required for business brokers in Nevada, in January 2003. We are currently researching whether a Broker or a Corporate Broker license is required. These applications will be filed in December 2002 for California and Nevada and the remaining licenses for other states will be filed in late 2003.

  As we have not yet been granted the requisite licenses, we have not represented any sellers or buyers to date.

Locating facilities

     Since our inception we have shared office space with Financial Marketing, Inc. During this time we have actively reviewed building sites and existing buildings from 10,000 square feet to 30,000 square feet. Our plan is to utilize an office of up to 6,000 square feet for our office and lease the remaining office space to offset the cost of the building. Three Las Vegas buildings are being considered out of a list with 26 possible locations. Under current consideration are buildings at Sandhill and Desert Inn Road, Paradise and Twain, and Eastern and Desert Inn Road.




PAGE-3-




Developing information systems

     Our computer programmers have developed the overall design of the our information management system for the past 2 years. We will use this system to identify potential clients and manage our business. Our information management system has been designed and installed and continues to be reviewed since our 2000 inception. We use the information management system primarily to build and manage our database of potential clients. Nationlist and International Business Brokers data lists of both brokers and businesses were installed in 2001 and continue to be updated. In February 2002 lists from Dun and Bradstreet Marketplace of nationwide business data are also in place.

Recruiting personnel

     We began seeking qualified business brokers throughout the Southwest in 2001 to become associated with us. We have been contacting brokers through International Business Brokers Association who are in the general geographical areas such as San Diego, San Francisco, Phoenix, Salt Lake City. These candidates have either business brokerage experience or a background in business, financial interpretation and sales. Negotiations are on-going with several candidates.

Developing purchase, sale and related documents

     The forms and documents for business purchase, sale and related documents have been developed from established business brokerage forms. The California Real Estate licensing entities have approved the forms and documents for California and Nevada business sales.

Developing our website

     We intend to use our website to provide information about our business and the services we offer to potential clients.

     Our Internet website was installed September 2002 and is being developed to add content and form for our clients and customers. We will also be adding links to the site for the convenience of our customers and clients.

     We have a basic website currently operational at www.winfieldfinancialgroup.com. Nothing on that website is part of this registration statement.
     Additional features will be added when we receive our licenses required to commence operations.

When we commence active operations, Winfield Financial
Group, Inc. will offer our clients and customers the following services.




PAGE-4-




* We intend to act primarily as a business broker, primarily representing sellers offering business in asset sale transactions with a sales volume range from $5 to $75 million in revenues.

* We will also provide, on an infrequent basis, buyer services to include, but not limited to, buyer-broker agreements and individual business searches, consulting, and negotiations in asset sale transactions.

As we will be limiting our business to asset sale transactions and not transactions in which businesses are sold through the sale of stock, we can and will list these companies through a variety of media, including the internet and newspapers. When we represent sellers, we will generate revenues from receipt of a percentage of the sales proceeds.

Our fee structure will be as follows:

     * Five percent of the first two million dollars of a transaction's total sales price;
     * Four percent of the second two million dollars of a transaction's total sales price;
     * Three percent of the third two million dollars of a transaction's total sales price;
     * Two percent of the fourth two million dollars of a transaction's total sales price.
     * One percent of a transaction's total sales price thereafter.

When we represent buyers, we will generate revenues from receipt of fees on the same schedule.

Development Activities

We have spent approximately $45,000 since inception on development activities.

Competition

We face competition from numerous business brokerage companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than us. Our market is intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to persist and intensify in the future. This competition may diminish our market share or our ability to gain entry into certain markets.

Our current and potential competitors are primarily local offices of larger, more established organizations, such as:

  *    Nevada First Business Brokers
  *    Webster Business Group
  *    Sunbelt Business Brokers




PAGE-5-




Although unlike these companies, we are a development stage company; however we intend to compete with these local offices of larger, more established business brokerage firms through the extensive background and experience of our management in this industry.

Regulation

Under Nevada law, business brokers are are required to obtain a Nevada real estate broker license, even though we do not intend to be involved in the offer and sale of real estate other than in connection with the sale of a business. We will operate under and are in the process of obtaining a Nevada real estate broker license. As such, under relevant Nevada law and regulations, we will be required to have and maintain a definite place of business within the state, which must be a room or rooms used for the transaction of real estate business, or such business and any allied businesses, and which must serve as the office for the transaction of business under the authority of the license, and where the license must be prominently displayed. We will also be required to comply with all licensing, disclosure and other regulations governing the operation of real estate brokerage firms in Nevada and other states in which we may in the future operate. California, Utah and Arizona have comparable laws.

We are in the process of preparing our Nevada application and anticipate that it will be filed in December 2002.


Employees

We currently do not have any full time employees at this time and pay for clerical assistance as required along with the rent to FMI.

Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities
Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For  further  information about us,  please  refer  to  this
registration  statement  and  the  exhibits  thereto.   This
registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.




PAGE-6-




RISK FACTORS

Our poor financial condition means that you will be unable to determine whether we will ever become profitable.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to September 30, 2002, we generated no revenues and had a loss of $106,730. We had $20,176 of cash available as of September 30, 2002. Because we essentially have no overhead, we need no additional money to carry our operations throughout the next 12 months.

In order to become profitable, we will still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not rise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our  business  development is contingent  upon  raising
debt  or  equity funding. We have no sources of funding
identified.  You must consider the risks, difficulties,
delays   and   expenses   frequently   encountered   by
development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

* Inability to raise necessary revenue to operate for the next 12 months or thereafter
* Advertising and marketing costs that may exceed our current estimates
*    Unanticipated development expenses
* Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

*    Total assets, liabilities, and equity
*    Total revenues
*    Gross and operating margins
*    Labor costs




PAGE-7-




Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable.
Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

Our officers and directors can exert control over matters requiring stockholder approval.

Our officers and directors beneficially own approximately 73.37% of our outstanding common stock. These individuals will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Robert W. Burley, our president and treasurer, and Mark
Johnson, our vice president, make our management decisions;
if we lose their services, our revenues may be reduced.

Our business has been managed by Robert W. Burley, our President and Treasurer, and Mark Johnson, our Vice President. The success of our business is dependent upon the expertise of Robert W. Burley and Mark Johnson. Because Robert W. Burley our and Mark Johnson are essential to our operations, you must rely on their management decisions. We have not entered into any agreement with Robert W. Burley and Mark Johnson that would prevent them from ceasing to provide services to our company, nor have we obtained any key man life insurance relating to them. If we lose their services, we may not be able to find management with comparable experience. As a result, the loss of Robert W. Burley's or Mark Johnson's services could reduce our revenues.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.




PAGE-8-




Because our common stock may considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

  There are 1,294,150 shares of our common stock held by non-affiliates and 3,600,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all were sold in an offering registered with the State of Nevada and thus may be transferred free of any restrictions. The remaining shares have been held for at least one year may be resold under Rule 144

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. Trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.




PAGE-9-




As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective, November 25, 2002. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.


PART I - ITEM 2. PLAN OF OPERATIONS

Winfield Financial Group, Inc. was founded under the laws of the state of Nevada on May 2, 2000.

Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Establishing our business brokerage business; and
*    Developing markets for the services we offer.

We intend to act primarily as a business broker, exclusively representing sellers and advising buyers desiring to acquire businesses. We will target sellers looking to sell their private companies with a sales volume range from $5 to $75 million in revenues.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to September 30, 2002, we generated no revenues and had a loss of $106,730. We had $20,176 of cash available as of September 30, 2002. Because we essentially have no overhead, we need no additional money to carry our operations throughout the next 12 months.




PAGE-10-




We raised $77,206 in net proceeds from a Nevada state registered offering in July 2002. After payment of amounts due GoPublicToday.com in the amount of $48,410, we intend to use the remaining $20,036 in funds to implement our business plan as follows:


Milestone or Step  Expected Manner of    Date When Step        Cost of
                      Occurrence or         Should be         Completion
                        Method of         Accomplished
                       Achievement
---------------------------------------------------------------------------
  Licenses
--------------      File
Apply and           completed              January 2003         $1,000
obtain              Application
Nevada Real         and
Estate              Gain Nevada
License.            Real Estate
                    Division Approval
---------------------------------------------------------------------------
  Facilities
--------------      Review
Locate and          Buildings and           March 2003          $2,000
Establish           sites.
Office
Facilities.
---------------------------------------------------------------------------
  Information
  Management
  System
--------------
[We use the
information
management
system
primarily to
build and
manage our
database of
potential
clients.]

A)Establish         Utilizing              December 2002        $1,500
Information         Standard
management          Information
System.             Programs and
                    Hardware.

B)Implement         Install
Information         Programs and           December 2002         -0-
Management          Run Tests.
System.

C)Evaluate          Run Audit Reports      December 2002         -0-
Information         And Compare to
Management          Physical records.
System.

D)Adjust            Using Audit
Information         Results                December 2002         -0-
Management          Adjust
System.             Information
                    Management System.
---------------------------------------------------------------------------




PAGE-11-




---------------------------------------------------------------------------
   Personnel         Utilizing
--------------       Nation-List
A)Recruiting         International,        December 2002         -0-
Associates.          International
                     Business Brokers
                     Association.

B)Training           First Group
Associates.          of Trained            January 2003          -0-
                     Associates.

C)Evaluating         Review First          February 2003         -0-
Associates.          Group
                     Associates
                     Results.

---------------------------------------------------------------------------
  Documents
--------------
A)Design
forms,               Utilize               December 2002         -0-
Contracts,           Standard
Literature           Forms
and Media            Approved by
Kits.                Legal.

B)Print              Obtain Bids           January 2003         $2,000
forms,               and
Contracts,           Contract for
Literature           Printing.
and Media
Kits.

---------------------------------------------------------------------------
  Policies
--------------       Utilizing
A)Establish          Standard              December 2002         -0-
Operation            Policies and
Policies             Procedures
And                  Approved by
Procedures.          Legal.

B)Implement          Issue and             January 2003           $600
Operation            Distribute
Policies and         Associates'
Procedures.          Handbook

---------------------------------------------------------------------------
  Marketing WFG
---------------      Determine
A)Finalize           percentage of         December 2002         -0-
Plan.                various
                     Media.

B)Execute            Place Ads and         December 2002        $5,000
Plan                 Other Media
Branding WFG

---------------------------------------------------------------------------
  Clients
---------------      Utilizing
(Sellers &           Wall
Buyers)              Street                January 2003         $1,000
                     Journal,
A)Implement          BizBuySell.com,
Client Search.       International
                     Business
                     Brokers
                     Association
                     our internal
                     database.
---------------------------------------------------------------------------




PAGE-12-




---------------------------------------------------------------------------
B) Direct Mail
Campain to Lists     Utilizing I-          January 2003         $4,300
of potential         Market and
clients we           Other Lists
may purchase.        for
                     which contain
                     information
                     about
                     potential
                     business
                     buyers and
                     sellers.

C)Servicing          Working with
Clients.             Sellers and           February 2003         -0-
                     Buyers
                     To Structure
                     Deals.
---------------------------------------------------------------------------
                                           December
---------------------------------------------------------------------------
                                           September
---------------------------------------------------------------------------
                                           September
---------------------------------------------------------------------------
  Internet
--------------
Complete WFG         Design and            December 2002        $2,000
Web Site.            Install
                     WFG Web Site.
---------------------------------------------------------------------------

The balance of the proceeds will be used as working capital. In order to become profitable, we will still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not rise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

If any of the steps above are not completed as presented in the preceding milestone table, it could delay the overall schedule and reduce the 2003 revenues.




PAGE-13-




PART I - ITEM 3. DESCRIPTION OF PROPERTY

We  occupy 400 square feet of office space located at  2770
S.  Maryland  Parkway, Suite 402, Las Vegas, Nevada  89109.
Our telephone number is (702) 731-0030. We began leasing space from Financial Marketing, Inc. in July, 2002 on a month to month lease basis at the rate of $400.00 per month.

We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART  I  -  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

Name and Address         Number of Shares       Percentage
---------------------------------------------------------------

Robert Burley *
2202 Marlboro Drive,         2,325,000            47.51%
Henderson, NV 89014

Linda Burley *
2202 Marlboro Drive,         1,015,000            20.74%
Henderson, NV 89014

Financial Marketing Inc. [1]
2770 S. Maryland Parkway,      200,000             4.09%
Suite 402, Las Vegas, NV
89109

Mark Johnson
864 Spruce Ridge Drive,         50,000             1.03%
Stewart, FL 34994

GoPublicToday.com, Inc.
Stephen Brock, President       400,000             8.17%
[2]
500 N. Rainbow Blvd.
Suite 300
Las Vegas, NV 89107

All officers and             3,590,000            73.37%
directors as a group [2
persons]




PAGE-14-




*  Robert W. Burley, President, Treasurer, CEO and  Linda  B
Burley, Secretary are husband and wife.

[1]   In  addition to shares owned personally by Mr. Burley.
Mr. Burley owns 8.8% of the stock of FMI.

[2]   Mr.  Stephen Brock is the natural person that controls
GoPublicToday.com, Inc.


This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 4,894,150 shares of common stock outstanding as of December 1, 2002.

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors, executive officers and key employees are as follows:

     NAME               AGE              POSITION
--------------------------------------------------------------

Robert W. Burley        56            President, Treasurer,
                                      Director, CEO

Linda B. Burley         53            Secretary

Dr. Thomas Guthrie      54            Director

Mark Johnson            38            Vice President and Director

Daniel Geiger           57            Director




PAGE-15-




Mr. Burley has been President, Treasurer, Director, and CEO since our inception. Mr. Burley has been President and corporate broker for Financial Marketing, Inc. since January 1981 and oversees the management team of FMI. The firm has a primary role of brokering the sale of middle market businesses. The firm is also involved in business consulting and business valuation. Robert E. Hart will take over the daily operations as Vice President and Corporate Broker in 2003 relieving Mr. Burley of the daily company management. It is estimated that Mr. Burley will apply 90% to Winfield and 10% to FMI and VCI. Mr. Burley has been President of Vanguard Commercial, Inc., which is a commercial real estate company since July of 1999. There are no daily duties for Mr. Burley because Richard Lybbert is in charge of daily operations as the Vice President and corporate broker. He holds a license as Corporate Real Estate Broker issued by Nevada Real Estate Division. In 1972 he received a Bachelor of Science degree from Ohio University, Athens Ohio.

Linda Burley has been our secretary since inception. She devotes a minimum time to our business. She joined The MGM Grand Hotel in March 2000 as National Sales Manager. She was promoted to Senior National Sales Manager in January 2002 and currently holds that position. Her responsibilities include securing convention business for The MGM Grand Hotel and specializes in corporate accounts located in The Northeast United States with emphasis in the pharmaceutical and insurance industries. Prior to joining The MGM Grand, Ms. Burley was National Sales Manager for The Mandalay Bay Resort from September 1998 to March 2000. Prior to this position, she held the position for Alexis Park Resort from August 1988 to September 1998, working as Vice President of Sales & Marketing for that company during her last 5 years. She currently holds the designation of "Certified Meeting Professional," a designation offered through the Convention Industry Council, and has held that designation for five years. She is currently enrolled at the University of
Nevada, Las Vegas and working towards a Bachelor of Arts degree in Communications.

Mark D. Johnson, Vice President, joined Financial Marketing, Inc. with a Nevada Real Estate Broker/Salesman's license in May of 2000 and became a director in January of 2002. From September of 1997 until May of 2000, Mr. Johnson was the managing partner of Taylor-Johnson LLC, the Dealer Development operators of a Ford Dealership in the State of Washington. Along with being the managing partner, Mr.
Johnson was the day to day operator of the dealership and held a license as a new car dealer in the State of Washington. From May of 1986 to September of 1997, Mr.
Johnson was a licensed automobile dealer and owner of Cascade 4 Wheel Drive, Inc., a truck dealership, in Seattle Washington. Mr. Johnson attended Eastern Washington University from September of 1981 unto May of 1986 as a Finance Major and a Computer Science Minor.

Dr.  Thomas Guthrie is President and CEO of Southern Nevada
Certified   Development  Company,  a   federally   licensed
regionally   certified  economic  development   investment-
banking  firm  that  he formed and has  worked  continually
since  January 1983.  He served as Chairman of  the  Nevada
Delegation on the White House Conference on Small  Business
in  July 1995. He received a Bachelor of Arts in Psychology
and  Education in September of 1976, MBA September of  1983
and a Doctor of Letters Degree in September of 1992 all from Clayton University.




PAGE-16-




Daniel C. Geiger joined us in August of 2002. Since January, 1991 he has been President of Master Plan, Inc., a Las Vegas, NV consulting firm offering software to the construction industry, as well as tax and accounting assistance to various small businesses in a variety of fields. Mr. Geiger graduated from Northeastern School of Commerce, Bay City, and Michigan in September 1965 with an accounting major.

Directors serve for a one-year term.

Our bylaws currently provide for a board of directors comprised of a minimum of 3 directors.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

Robert  W.  Burley, President, Treasurer, CEO and  Linda  B.
Burley, Secretary are husband and wife.

Legal Proceedings

No   officer,  director,  or  persons  nominated  for   such
positions,  promoter  or  significant  employee   has   been
involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr.
Burley, our current president and CEO. No other executive officer received compensation in excess of $60,000 during that period.

Name                   Position                       Year       Compensation
----------------   ----------------------------     -----------  ------------
Robert W. Burley   President, Treasurer and CEO     2000 & 2001      $0




PAGE-17-




No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to this individual during these periods.

We currently have no agreements to pay compensation to any of our executive officers.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Winfield Financial Group does not own any real or personal property. Financial Marketing, Inc. has provided office services at a monthly fee of $400.00 on a month to month basis.

The officers and directors are involved in other business activities and most likely will stay involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A policy for handling such a conflict has not yet been formulated. Comment 27, need input from NV counsel

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.

PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of December 1, 2002, we have 4,894,150 shares of Common Stock issued and outstanding held by 76 shareholders of record.




PAGE-18-




Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. These shares may be issued at the discretion of the board of directors in such series containing such rights and preferences as the board shall determine. We currently have no intent to issue any shares of preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.


PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.




PAGE-19-




Resales under Rule 144 and otherwise

There are 1,294,150 shares of our common stock held by non-affiliates and 3,600,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities.
No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all were sold in an offering registered with the State of Nevada and thus may be transferred free of any restrictions. The remaining shares have been held for at least one year may be resold under Rule 144.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. Trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective, November 25, 2002. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Holders

As of July 31, 2002, we have 4,894,150 shares of Common Stock issued and outstanding held by 76 shareholders of record.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.




PAGE-20-



PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On May 5, 2000, we issued 3,600,000 shares of our authorized common stock to six founding shareholders of record for $4,600 or $0.0013 per share. (Robert W. Burley, Linda B. Burley, Mark
D. Johnson, Financial Marketing, Inc., Brandon R. Burley and Jason
E. Burley)

The exemption provided under section 4(2) was available because:

*	None of  these issuances involved underwriters, underwriting discounts or commissions.

*	Restrictive legends are placed on all certificates issued.

*	The distribution did not involve general solicitation or advertising.

*	The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On May 5, 2000, we issued 400,000 shares of our common stock to GoPublicToday.com's for services rendered and to be rendered valued at $.10 per share for total consideration of $40,000.

GoPublicToday.com's services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client
in answering any and all comment letters received from the NASD.    The
agreements continue until our securities are qualified for quotation on the over the counter bulletin board. The value of the services is based on prior services provided by GoPublicToday.com, Inc. and on the cost of similar services provided by other similar service providers.




PAGE-21-




The exemption provided under section 4(2) was available because:

*	None of  these issuances involved underwriters, underwriting discounts or commissions.

*	Restrictive legends are placed on all certificates issued.

*	The distribution did not involve general solicitation or advertising.

*	The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On or before March 31, 2001, the Company issued 37,000 shares of its common stock to three unaffiliated accredited or sophisticated investors for cash proceeds of $3,700 or $0.10 per share.

The exemption provided under section 4(2) was available because:

*	None of these issuances involved underwriters, underwriting
        discounts or commissions.

*	Restrictive legends are placed on all certificates issued.

*	The distribution did not involve general solicitation or advertising.

*	The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

In July, 2002, we completed a public offering of shares of our common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby we sold 857,150 shares of its voting common stock at $.10 per share, for a total of $85,715. These shares we sold to non affiliated investors who were either accredited or sophisticated. In connection with the private placement Winfield Financial incurred direct costs of $8,509 paid to agents of the issuer as provided under Nevada law for net proceeds of $77,206.

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and By-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. Nevada law provides when a person is sued, either alone or with others, because he is or was a director or officer of the corporation, or of another corporation serving at the request of this corporation, in any proceeding arising out of his alleged malfeasance in the performance of his duties or out of any alleged wrongful act against the corporation or by the corporation, he shall be indemnified for his reasonable expenses, including attorney's fees incurred in the defense of the proceedings, if both of the following conditions exist:

*	The person sued is successful in whole or in part, or the
        proceeding against him is settled with the approval of the court; and

*	The court finds that his conduct fairly and equitably merits such indemnity.




PAGE-22-




The amount of such indemnity which may be assessed against the corporation, our receiver, or our trustee, by the court in the same or in a separate proceeding shall be so much of the expenses, including attorney's fees incurred in the defense of the proceeding, as the court determines and finds to be reasonable. Application for such indemnity may be made either by the person sued or by the attorney or other person rendering services to him in connection with the defense, and the court may order the fees and expenses to be paid directly to the attorney, or other person, although he is not a party to the proceeding. Notice of application for such indemnity shall be served upon the corporation, our receiver, or our trustee, or upon the plaintiff and other parties to the proceedings.

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities
Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.





PAGE-23-



PART F/S. FINANCIAL STATEMENTS




                INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Winfield Financial Group, Inc.
  (A Development Stage Company)
  Las Vegas, Nevada

We have audited the accompanying balance sheet of Winfield
Financial Group, Inc. as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended and for the period from May 2, 2000 (Inception) through June 30, 2002.
These financial statements are the responsibility of Winfield Financial's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winfield Financial Group, Inc. as of June 30, 2002, and the results of its operations and its cash flows for each of the two years then ended and for the period from May 2, 2000 (Inception) through June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


July 29, 2002





PAGE-24-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        June 30, 2002

                       ASSETS

Assets                                                        $
                                                              -
                                                          =========
        LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value, 5,000,000
authorized,                                                   $
    None issued and authorized                                -
  Common stock, $.001 par value, 20,000,000 shares
    authorized, 4,037,000 shares issued and                  4,037
outstanding
Additional paid in capital                                  44,463
Deficit accumulated during the development stage           (48,500)
                                                          ---------
  Total Stockholders' Equity                                  -
                                                          ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $
                                                              -
                                                          =========



       See accompanying summary of accounting policies and notes to financial statements.




PAGE-25-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF OPERATIONS
              For the Years Ended June 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002

                                                       Inception
                                                       Through
                                                       June 30,
                                   2002       2001       2002
General and administrative       ---------  ---------  ---------
expenses:
  Consulting fees                       $          $          $
                                        -          -     40,000
  Other general and                 1,227      7,273      8,500
administrative                   ---------  ---------  ---------
                                    1,227      7,273     48,500
                                 ---------  ---------  ---------
Net loss                                 $          $          $
                                   (1,227)    (7,273)   (48,500)
                                 =========  =========  =========
Net loss per share:
  Basic and diluted                $(0.00)    $(0.00)
                                 =========  =========
Weighted average shares
outstanding:
  Basic and diluted              4,037,000   4,037,000
                                 =========  ==========



       See accompanying summary of accounting policies and notes to financial statements.




PAGE-26-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF STOCKHOLDERS' EQUITY
              For the Years Ended June 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002

                                                  Deficit
                                                  accum.
                                                  during
                                      Additional   the
                    Common Stock        paid in    devel.
                   ----------------    capital     Stage        Total
                   Shares     Amount
                   ---------  -------  ---------  ---------  ----------
Issuance of
common stock to
founders for       3,600,000       $           $          $           $
cash                           3,600       1,200          -       4,800

Issuance of
common stock for     400,000     400      39,600          -      40,000
services

Net loss                   -       -           -    (40,000)    (40,000)
                   ---------  -------  ---------  ---------  ----------
Balance,
  June 30, 2000    4,000,000   4,000      40,800    (40,000)      4,800


Issuance of
common stock for      37,000      37       3,663          -       3,700
cash

Net loss                   -       -           -     (7,273)     (7,273)
                   ---------  -------  ---------  ---------  ----------
Balance,
  June 30, 2001    4,037,000   4,037      44,463    (47,273)      1,227


Net loss                   -       -           -     (1,227)     (1,227)
                   ---------  -------  ---------  ---------  ----------
Balance,
  June 30, 2002    4,037,000       $           $           $          $
                               4,037      44,463    (48,500)          -
                   =========  =======  =========  =========  ==========


       See accompanying summary of accounting policies and notes to financial statements.




PAGE-27-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CASH FLOWS
              For the Years Ended June 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002

                                                         Inception
                                                         Through
                                                         June 30,
                                     2002      2001        2002
CASH FLOWS FROM OPERATING          --------   --------   --------
ACTIVITIES
  Net loss                                $          $          $
                                    (1,227)    (7,273)   (48,500)
  Adjustments to reconcile net
deficit to
  cash used by operating
activities:
      Common stock issued for             -         -      40,000
services                           --------   --------   --------

CASH FLOWS USED IN OPERATING        (1,227)    (7,273)    (8,500)
ACTIVITIES                         --------   --------   --------

CASH FLOWS FROM FINANCING
ACTIVITIES
  Issuance of common stock for            -     3,700       8,500
cash                               --------   --------   --------

NET INCREASE (DECREASE) IN CASH     (1,227)    (3,573)          -
Cash, beg. of period                  1,227     4,800           -
                                   --------   --------   --------
Cash, end of period                       $         $           $
                                          -     1,227           -
                                   ========   ========   ========
SUPPLEMENTAL CASH FLOW
INFORMATION:
Interest paid                             $         $           $
                                          -         -           -
Income tax paid                           $         $           $
                                          -         -           -


       See accompanying summary of accounting policies and notes to financial statements.




PAGE-28-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Winfield Financial Group, Inc. ("Winfield Financial")has been organized for the primary purpose of providing consulting services as a business broker. Winfield Financial was incorporated in the state of Nevada on May 2, 2000. Winfield Financial will provide consulting services primarily for sellers offering businesses with a sales range of up to approximately $75,000,000 in annual revenues. The Company has a fiscal year end of June 30.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income Taxes

Winfield Financial accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Winfield Financial records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Winfield Financial accounts for stock-based compensation under the intrinsic value method. Under this method, Winfield Financial recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Winfield Financial accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for
Acquiring, or in Conjunction with Selling, Goods or Services. Common stock issued for services are measured at the date of grant and are expensed as the services are performed.

Revenue Recognition

Revenues are recognized from services rendered to buyers and sellers of businesses and or assets. Revenue is recognized when a firm sales agreement is in place, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured. Winfield Financial will receive a percentage of the total sales or purchase price.




PAGE-29-




Other revenues are recorded as services are performed.

Basic Loss Per Common Share.

Basic  loss  per  share  has been calculated  based  on  the
weighted   average  number  of  shares   of   common   stock
outstanding during the period.

Recent Accounting Pronouncements

Winfield  Financial does not expect the adoption of recently issued  accounting  pronouncements  to  have  a  significant
impact   on  Winfield  Financial's  results  of  operations,
financial position or cash flow.


NOTE 2 - STOCKHOLDERS' EQUITY

The initial authorized capital of Winfield Financial consisted of 20,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

In May 2000, Winfield Financial issued 3,600,000 shares of common stock to Winfield Financial's founders for $4,800 or $0.0013 per share.

In  May  2000,  Winfield  Financial approved  entering  into various consulting agreements for financial and marketing services, whereby the consultants would be issued 400,000 shares of Winfield Financial's common stock for services to be rendered to Winfield Financial from May 2000 through June 2000. Winfield Financial recorded consulting expense of $40,000 or the fair value of the services provided.

In February 2001, Winfield Financial issued 37,000 shares of common stock for cash proceeds of $3,700 or $0.10 per share.


NOTE 3 - INCOME TAXES

For the period ended June 30, 2002, Winfield Financial incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $13,000 at June 30, 2002, and will expire in the years 2020 through 2022.

Deferred income taxes consist of the following at June 30,:

                                    2002
  Long-term:                      ---------
    Deferred tax assets          $ 4,000
    Valuation allowance           (4,000)
                                  ---------
                                 $   -
                                  =========

NOTE 4 - RELATED PARTY TRANSACTIONS

Winfield Financial neither owns nor leases any real or personal property as of June 30, 2002. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will stay involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A policy for handling such a conflict has not yet been formulated.

Winfield Financial entered into a month-to-month lease for office space beginning July 2002 with an affiliated entity of the President for $400 per month.


NOTE 5 - SUBSEQUENT EVENT

Winfield Financial completed a private placement in July 2002 pursuant to which it sold 857,150 shares of its voting common stock at $.10 per share, for a total of $85,715. In connection with the private placement Winfield Financial incurred direct costs of $8,509 for net proceeds of $77,206.




PAGE-30-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                       BALANCE SHEETS

                                            Sept. 30     June 30,
                                             2002          2002
                                           ----------   ----------
                 ASSETS                  (unaudited)

Cash                                              $           $
                                             20,176           -
                                           ==========   ==========
  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accrued expenses                                $           $
                                              1,200           -

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value,
5,000,000                                         -           -
    authorized, none issued and
authorized
  Common stock, $.001 par value,
20,000,000
    shares authorized, 4,894,150 and          4,894       4,037
4,037,000
    shares issued and outstanding
Additional paid in capital                  120,812      44,463
Deficit accumulated during the             (106,730)    (48,500)
development stage                          ----------   ----------
  Total Stockholders' Equity                 18,976           -
                                           ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS'               $           $
EQUITY                                       20,176           -
                                           ==========   ==========

       See accompanying summary of accounting policies and notes to financial statements.




PAGE-31-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF OPERATIONS
        For the Three Months Ended September 30, 2002
   and for the Period From May 2, 2000 (Inception) Through
                     September 30, 2002
                         (unaudited)

                                                       Inception
                                                       Through
                                                        Sept.
                                                         30,
                                   2002       2001       2002
General and administrative       ---------  ---------  ---------
expenses:
  Consulting fees                       $          $          $
                                   44,500          -     84,500
  Other general and                13,730        902     22,230
administrative                   ---------  ---------  ---------
                                   58,230        902    106,730
                                 ---------  ---------  ---------
Net loss                         $(58,230)    $ (902)  $(106,730)
                                 =========  =========  =========

Net loss per share:
  Basic and diluted                $(0.01)    $(0.00)
                                 =========  =========
Weighted average shares
outstanding:
  Basic and diluted             4,754,397   4,037,000
                                 =========  =========


       See accompanying summary of accounting policies and notes to financial statements.



PAGE-32-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CASH FLOWS
        For the Three Months Ended September 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002
                         (unaudited)

                                                         Inception
                                                         Through
                                                          Sept.
                                                           30,
                                     2002      2001        2002
CASH FLOWS FROM OPERATING          ---------  ---------  ---------
ACTIVITIES
  Net loss                         $(58,230)   $ (902)   $(106,730)

  Adjustments to reconcile net
deficit to
  cash used by operating
activities:
      Common stock issued for             -         -      40,000
services
Net change in:
  Accrued expenses                    1,200         -       1,200
                                   ---------  ---------  ---------
CASH FLOWS USED IN OPERATING        (57,030)     (902)    (65,530)
ACTIVITIES                         ---------  ---------  ---------

CASH FLOWS FROM FINANCING
ACTIVITIES
  Issuance of common stock for       77,206         -      85,706
cash                               ---------  ---------  ---------

NET INCREASE (DECREASE) IN CASH      20,176      (902)     20,176
Cash, beg. of period                      -     1,227           -
                                   ---------  ---------  ---------
Cash, end of period                       $         $           $
                                     20,176       325      20,176
                                   =========  =========  =========
SUPPLEMENTAL CASH FLOW
INFORMATION:
Interest paid                             $         $           $
                                          -         -           -
Income tax paid                           $         $           $
                                          -         -           -

       See accompanying summary of accounting policies and notes to financial statements.




PAGE-33-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                NOTES TO FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Winfield Financial Group, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2002 as reported in Form 10-SB, have been omitted.





















PAGE-34-




PART III - ITEM 1.  EXHIBITS


Item 3

       1   Articles of Incorporation of Winfield Financial
           Group, Inc., a Nevada Corporation

       2   By-laws of Winfield Financial Group, Inc., a
           Nevada Corporation

Item 4

       1   Form of common stock Certificate of the Winfield
           Financial Group, Inc. (1)

Item 10

       1.  Agreement with GoPublicToday.com, Inc.


All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By Laws.


                             SIGNATURES

       In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Winfield Financial Group, Inc. (Registrant)

Date:	11-11-2002

By:	 /s/ Robert Burley
       ---------------------
Robert Burley, President and Principal Executive, Principal
Financial and Principal Accounting Officers





PAGE-35-